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                                                                    EXHIBIT 23.1


                              Accountants' Consent


The Board of Directors and Stockholders
Anthra Pharmaceuticals, Inc.:


We consent to the use of our report included herein and to the references to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the prospectus.



Our report dated August 12, 1998 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a net capital deficiency and has insufficient working capital to fund its current operating requirements, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.



                                     /s/ KPMG PEAT MARWICK LLP

Princeton, New Jersey

September 22, 1998